Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollar amounts in thousands, except ratios)

	Fiscal Year Ended
	September 24, 2006	September 30, 2007	September 28, 2008	September 27, 2009	September 26, 2010
					(actual)	(pro forma)(A)
Earnings:
Pretax income from continuing operations	$19,293	$(17,195)	$(46,158)	$(168,916)	$(60,507)	$(58,249)
Plus:
Fixed charges	19,270	25,500	25,256	23,562	18,327	16,068
Amortization of capitalized interest	1,481	2,028	2,064	2,319	1,057	1,057
Distributed income of equity investees	—	—	—	—	—	—
Share of pre-tax losses of equity investees	—	—	—	—	—	—
Minus:
Interest capitalized	(2,824)	(2,577)	(966)	(589)	(1,071)	(1,071)
Preference security dividend requirements	—	—	—	—	—	—
Minority interest in pre-tax income of subsidiaries	—	—	—	—	—	—

Adjusted pretax income from continuing operations	$37,220	$7,756	$(19,804)	$(143,624)	$(42,194)	$(42,195)

Fixed Charges:
Add:
Interest expensed and capitalized	$13,513	$19,051	$19,212	$19,109	$16,113	$13,841
Amortized premiums, discounts and capitalized expense related to indebtedness	1,233	1,521	1,521	1,242	834	847
Estimate of interest within rental expense	4,524	4,928	4,523	3,211	1,380	1,380
Preference security dividend requirements

Total fixed charges	$19,270	$25,500	$25,256	$23,562	$18,327	$16,068

Ratio of earnings to fixed charges	1.9x	(B )	(B )	(B )	(B )	(B )
Deficiency	$—	$17,744	$45,060	$167,186	$60,521	$58,263

(A)	Assumes purchase and exchange of the maximum amount of Old Notes, subject to the Cash Payment Limit and the Exchange Limit, and does not include any gain or loss on the tender/exchange offer.
(B)	Due to insufficient earnings in the fiscal year ended September 30, 2007 and losses in the fiscal years ended September 28, 2008, September 27, 2009 and September 26, 2010, the ratio coverage was less than 1:1 for those periods.